                                                                    EXHIBIT 28.1




FOR IMMEDIATE RELEASE

                                                    DATE: October 10, 1996
                                                    CONTACT: Rick L. Brown, CFO
                                                         (319) 369-5601

                       PERPETUAL MIDWEST FINANCIAL, INC.
            QUARTERLY EARNINGS WITH SAIF RECAPITALIZATION ASSESSMENT

CEDAR RAPIDS, IOWA------

     Perpetual Midwest Financial, Inc., parent of Perpetual Savings Bank, FSB, announced a net loss of $553,000 or ($0.29) per common share for the Company's three months ended September 30, 1996. This compares to net income of $256,000 or $0.12 per common share for the three months ended September 30, 1995. The net loss for the three months ended September 30, 1996 compared to the three months ended September 30, 1995 was predominately due to an increase of $580,000 net interest income before provision for loan losses, a $138,000 increase in other income and a $536,000 adjustment to income tax provision, offset by a $225,000 increase in provision for loan losses, and a $1.8 million increase in other expenses (due primarily to the $1.5 million SAIF recapitalization assessment and $300,000 other expenses).

     Net interest income, before provision for loan losses, for the three months ended September 30, 1996 increased $580,000 to $2.6 million as compared to the same period last year. Interest income increased $1.0 million to $7.3 million while interest expense increased $436,000 to $4.8 million for the three months ended September 30, 1996, as compared to the three months ended September 30, 1995. Interest income increased primarily due to a $36.2 million increase in average earning financial assets and a 35 basis points increase in the average yield on these assets. The increase in interest expense was primarily due to a $39.6 million increase in the average balance of financial liabilities, offset by a 17 basis point decrease in the average cost of these liabilities.



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Perpetual Midwest Financial, Inc. Press Release
October 10, 1996
Page 2 of 4



     The $1.8 million increase in other expenses is primarily a result of a $1.5 million expense accrued for the special assessment on SAIF-insured institutions in order to recapitalize the SAIF insurance fund. This accrual was based on an FDIC assessment rate of 65.7 basis points on a $226.4 million deposit base at March 31, 1995.

     Total consolidated assets at September 30, 1996 were $395.7 million as compared to $383.3 million at June 30, 1996. At September 30, 1996, allowance for loan losses totaled $2.7 million or 0.90% of total net loans receivable as compared to $2.7 or 0.91% of total net loans receivable at June 30, 1996. The Company's non-performing assets (loans 90 days or more delinquent and foreclosed real estate including in-substance foreclosures) were $1.5 million or 0.38% of total assets at September 30, 1996, compared with $1.4 million or 0.37% of total assets at June 30, 1996.

     As of September 30, 1996, Perpetual Savings Bank, FSB had tangible and core capital ratios of approximately 7.69%. The Bank continued to exceed its regulatory capital requirements and expects to remain in excess of the requirements.

     On September 24, 1996, Perpetual Midwest Financial, Inc. announced its intent to repurchase up to 5% of its outstanding common shares over the following twelve-months. The shares will be purchased at prevailing market prices from time to time depending upon market conditions.

     Perpetual Savings Bank, FSB, headquartered in downtown Cedar Rapids, Iowa, has four full service branch offices including; Cedar Rapids West, Cedar Rapids East, Cedar Rapids Northeast, and Iowa City, Iowa.

     Perpetual Midwest Financial, Inc's common stock is traded on the NASDAQ National Market under the symbol "PMFI".

     A consolidated financial summary follows (2 pages).

                                     #####

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                [PERPETUAL MIDWEST FINANCIAL, INC. LETTERHEAD]

Perpertual Midwest Financial, Inc. - Press Release
October 10, 1996
Page 3 of 4


                        SUMMARY OF FINANCIAL HIGHLIGHTS

                        - CONSOLIDATED BALANCE SHEETS -

                                                       September 30,              June 30,
                                                           1996                    1996
                                                        (unaudited)              (audited)
-------------------------------------------------      ------------             -----------
Assets
    Cash and due from financial institutions           $   4,092,014          $   2,968,278
    Interest-bearing balances in financial inst.          16,938,508              7,956,221
                                                       -------------          -------------
        Cash and cash equivalents                         21,030,522             10,924,499

    Securities:
          Trading portfolio                                1,023,553                989,800
          Available-for-sale                              54,842,508             56,401,791
          Held-to-maturity                                      --                     --
          FHLB stock                                       4,640,900              4,640,900
    Loans held for sale                                    1,612,953              1,870,570
    Loans receivable, net                                299,681,788            296,080,410
    Accrued interest and dividend receivable               2,594,248              2,678,024
    Premises and equipment, net                            7,543,351              7,307,659
    Other assets                                           2,736,950              2,379,202
                                                       -------------          -------------
        TOTAL ASSETS                                   $ 395,706,773          $ 383,272,855
                                                       =============          =============
Liabilities
    Deposits                                           $ 276,320,473          $ 261,497,110
    Borrowed funds                                        78,339,250             80,723,708
    Advances from borrowers for taxes & ins.                 322,220                818,524
    Accrued interest payable                               3,045,002              2,343,611
    Other liabilities                                      3,790,135              2,301,985
                                                       -------------          -------------
        TOTAL LIABILITIES                              $ 361,817,080          $ 347,684,938

Stockholders' Equity
    Common stock (2,123,984 shares)                    $      21,240          $      21,240
    Additional paid in capital                            20,539,479             20,546,070
    Retained earnings-substantially restricted            17,777,061             18,481,335
    Unrealized holding gains/losses-available-for-sale      (292,365)              (486,626)
    Less:  Common stock acquired                          (3,387,979)            (2,152,190)
              Employee stock ownership plan                 (734,013)              (776,032)
              Unearned compensation                          (33,730)               (45,880)
                                                       -------------          -------------
        TOTAL STOCKHOLDERS' EQUITY                     $  33,889,693          $  35,587,917

Total Liabilities and
  Stockholders' Equity                                 $ 395,706,773          $ 383,272,855
                                                       =============          =============

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                [PERPETUAL MIDWEST FINANCIAL, INC. LETTERHEAD]


Perpetual Midwest Financial, Inc. - Press Release
October 10, 1996
Page 4 of 4

                        SUMMARY OF FINANCIAL HIGHLIGHTS

                      - CONSOLIDATED STATEMENTS OF INCOME -

                                                        For the 3 mos. ended September 30,
                                                        ---------------------------------
                                                           1996                 1995
(Dollars in Thousands except Per Share Data)            (unaudited)         (unaudited)
-----------------------------------------------------------------------------------------
Interest Income                                        $    7,342          $    6,326

Interest Expense                                            4,758               4,322
                                                       ----------          ----------
Net Interest Income                                         2,584               2,004
        Provision for loan losses                             225                --
                                                       ----------          ----------
Net Interest Income after
    Provision for Loan Losses                               2,359               2,004

Other Income                                                  418                 280

Other Expenses                                              2,205               1,852
        Special SAIF assessment                             1,485                --
                                                       ----------          ----------
Total Other Expenses                                        3,690               1,852

Income Before Income Taxes                                   (913)                432

        Income tax provision                                 (360)                176
                                                       ----------          ----------
Net Income                                             $     (553)         $      256
                                                       ==========          ==========
Earnings per share subsequent to
     conversion
        Net Income                                         ($0.29)              $0.13
                                                       ==========          ==========
Earnings per share assuming
     full dilution
        Net Income                                         ($0.29)              $0.12
                                                       ==========          ==========